UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Wescorp Energy Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

95083L103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON ABUELO TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,364,9921
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,364,9921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,364,9921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

1 The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON EPITIHIA TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,364,9921
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,364,9921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,364,9921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

1 The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.

CUSIP NO. 95083L103

1	NAME OF REPORTING PERSON J&T BANK & TRUST, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 24,729,9841
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 24,729,9841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,729,9841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON CO

1 The share total consists of shares to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement and Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.

CUSIP NO. 95083L103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0001 per share (the “Shares”), of Wescorp Energy Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 435 4th Avenue, S.W., Suite 770, Calgary, Alberta, Canada T2P 3A8.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by J&T Bank and Trust, Inc. (f/k/a Bayshore Bank & Trust (Barbados) Corporation) a Barbados corporation (“J&T”), J&T as Trustee of Abuelo Trust, a Barbados trust (“Abuelo”) and J&T as Trustee of Epitihia Trust, a Barbados trust (“Epitihia”).

Each of J&T, Abuelo and Epitihia is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of Abuelo, Epitihia and J&T is Lauriston House, Lower Collymore Rock, P.O. Box 1132, Bridgetown, Barbados.

(c)           Each of Abuelo and Epitihia is a trust formed under the laws of Barbados.  J&T is a chartered bank offering a variety of private banking and investment management services.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Abuelo, Epitihia and J&T are organized under the laws of Barbados.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by Abuelo and Epitihia were acquired pursuant to that certain Share Purchase Agreement, dated January 14, 2004, by and between the Issuer and Abuelo (the “Abuelo Agreement”) and that certain Share Purchase Agreement, dated January 14, 2004, by and between the Issuer and Epitihia (the “Epitihia Agreement”), as further described in Item 4.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the Shares pursuant to the Abuelo Agreement and the Epitihia Agreement based on the Reporting Persons’ belief that the Shares were to be registered and freely tradable without any restrictions whatsoever, making them more marketable than the Vajar Shares (as defined in the Abuelo Agreement and the Epitihia Agreement) exchanged for such Shares.

CUSIP NO. 95083L103

On January 14, 2004, Abuelo and the Issuer entered into the Abuelo Agreement.  Pursuant to the terms of the Abuelo Agreement, Abuelo sold to the Issuer the Vajar Shares in exchange for Shares of the Issuer to be issued to Abuelo pursuant to Sections 3.1 and 3.2 of the Abuelo Agreement.

On January 14, 2004, Epitihia and the Issuer entered into the Epitihia Agreement.  Pursuant to the terms of the Epitihia Agreement, Epitihia sold to the Issuer the Vajar Shares in exchange for Shares of the Issuer to be issued to Epitihia pursuant to Sections 3.1 and 3.2 of the Epitihia Agreement.

The foregoing description of the Abuelo Agreement is qualified in its entirety by reference to the Abuelo Agreement, a copy of which is included as Exhibit 99.1 to this Schedule 13D.

The foregoing description of the Epitihia Agreement is qualified in its entirety by reference to the Epitihia Agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The percentages reported herein are calculated based on the sum of (i) 90,907,557 shares of Common Stock, $0.0001 par value per share, outstanding as of November 12, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 20, 2009, plus (ii) the 12,364,992 shares of common stock to be issued to each of Abuelo and Epitihia pursuant to Sections 3.2(e)(iii) and 3.2(g) of those certain Share Purchase Agreements, each dated January 14, 2004, as amended, by and between both, the Issuer and Abuelo and the Issuer and Epitihia.

As of the close of business on March 5, 2010, Abuelo beneficially owned 12,364,992 Shares, representing approximately 12.0% of the Shares outstanding.

As of the close of business on March 5, 2010, Epitihia beneficially owned 12,364,992 Shares, representing approximately 12.0% of the Shares outstanding.

As the trustee of both Abuelo and Epitihia, J&T may be deemed to beneficially own the 24,729,984 Shares beneficially owned in the aggregate by Abuelo and Epitihia, representing approximately 21.4% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that it does not directly own.

(b)           Each of Abuelo and Epitihia shares with J&T voting and dispositive power over the Shares each such entity beneficially owns.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

CUSIP NO. 95083L103

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 14, 2004, Abuelo entered into the Abuelo Agreement, as defined in Item 3 and further described in Item 4.

On January 14, 2004, Epitihia entered into the Epitihia Agreement, as defined in Item 3 and further described in Item 4.

On March 8, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Share Purchase Agreement between Abuelo Trust and Wescorp Energy Inc., dated January 14, 2004, filed as Exhibit 2.4 to Wescorp Energy Inc.’s Form 8-K/A filed May 12, 2004.

99.2	Share Purchase Agreement between Epitihia Trust and Wescorp Energy Inc., dated January 14, 2004, filed as Exhibit 2.3 to Wescorp Energy Inc.’s Form 8-K/A filed May 12, 2004.

99.3	Joint Filing Agreement by and among Abuelo Trust, Epitihia Trust and J&T Bank and Trust, Inc. (f/k/a Bayshore Bank & Trust (Barbados) Corporation), dated March 8, 2010.

CUSIP NO. 95083L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2010	ABUELO TRUST

	By:	J&T Bank and Trust, Inc., its trustee

	By:	/s/ David Thomas and Deborah Simmons
David Thomas and Deborah Simmons, Authorized Signatories

EPITIHIA TRUST

By:	J&T Bank and Trust, Inc., its trustee

By:	/s/ David Thomas and Deborah Simmons
David Thomas and Deborah Simmons, Authorized Signatories

J&T BANK AND TRUST, INC.

By:	/s/ David Thomas and Deborah Simmons
David Thomas and Deborah Simmons, Authorized Signatories

CUSIP NO. 95083L103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ABUELO TRUST

929,000	*	N/A	01/02/2010
1,021,900	**	N/A	02/02/2010
1,124,090	***	N/A	03/02/2010

EPITIHIA TRUST

929,000	#	N/A	01/02/2010
1,021,900	##	N/A	02/02/2010
1,124,090	###	N/A	03/02/2010

J&T BANK AND TRUST, INC. NONE

* Shares due by February 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.
** Shares due by March 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.
*** Shares due by April 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Abuelo Agreement.
# Shares due by February 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.
## Shares due by March 1, 2010, to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.
### Shares due by April 1, 2010, to to be issued by the Issuer pursuant to Sections 3.2(e)(iii) and 3.2(g) of the Epitihia Agreement.